SKADDEN, ARPS, SLATE, MEAGHER & FLOM

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REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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January 26, 2018

Confidential

Mr. Jeff Kauten

Ms. Folake Ayoola

Mr. Stephen Krikorian

Ms. Morgan Youngwood

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:                 Bilibili Inc. (CIK No. 0001723690)
Response to the Staff’s Comments on the Draft Registration
Statement on Form F-1 Confidentially Submitted on December 15, 2017

Dear Mr. Kauten, Ms. Ayoola, Mr. Krikorian and Ms. Youngwood:

On behalf of our client, Bilibili Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 11, 2018 on the Company’s draft registration statement on Form F-1 confidentially submitted on December 15, 2017 (the “Draft Registration Statement”). Following the telephone discussion with the Staff on January 19, 2018, this letter also sets forth the Company’s responses to the verbal comments posed by the Staff.  The dictated comments are presented at the end of this letter in bold and followed by the Company’s responses.

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review.

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to addressing the comments contained in the Staff’s letter dated January 11, 2018, the Company has updated the Revised Draft Registration Statement to include the Company’s unaudited interim financial statements and related financial information for the nine months ended September 30, 2016 and 2017 and as of September 30, 2017.

Risk Factors

Risks Related to our Business and Industry

If the content contained within videos…, page 15

1.                                      You state that, in the past, you were subject to penalties by PRC regulatory authorities due to your failure to comply with certain PRC laws and regulations. Please revise to clarify the date(s) of occurrence and describe in greater detail the nature of the penalties imposed and how such may have impacted your operations and financial condition, or tell us why this information is not material.

The Company respectfully advises the Staff that the Company was subject to penalties on four occasions in 2015 and 2017. On each occasion, the penalty was RMB21,000 (approximately US$3,200) or less. The aggregate amount of penalties from all four occasions was RMB71,000 (approximately US$11,000). The Company does not believe the penalties are material to the Company on an individual or aggregate basis. The Company has revised page 17 of the Revised Draft Registration Statement to add disclosure on the latest penalty received by the Company in September 2017.

Use of Proceeds, page 53

2.                                      You state on page 80 that, in using the proceeds from the offering, you may acquire offshore entities with operators. To the extent known prior to the effectiveness of the registration statement, please revise your disclosure to give a brief description of the transaction, the offshore entities, and the status of the acquisition. Refer to Item 3.C. of Form 20-F for guidance.

The Company respectfully advises the Staff that the Company is not currently negotiating any acquisition of an offshore entity. The Company undertakes to revise the disclosure to describe such transaction, if any, to the extent known prior to the effectiveness of the registration statement.

Dilution, page 57

3.                                      You state on page 153 that immediately upon the completion of the offering, there will be a certain amount of ordinary shares outstanding, including a total of 142,913,505 ordinary shares resulting from the automatic conversion of all of our outstanding preferred shares. Please revise your table (for example, by footnote) to provide that the 142,913,505 ordinary shares are reflected for existing shareholders.

In response to the Staff’s comment, the Company has revised page 59 of the Revised Draft Registration Statement.

4.                                      We note that you have excluded from the second table the certain shares that existing shareholders have a right to acquire pursuant to outstanding share options. Please reflect these shares in the table (for example, by footnote) assuming for purposes of exercise a recent share price or other reasonable price assumption. In this regard, we note your disclosure that there are 19,419,209 ordinary shares issuable upon exercise of outstanding share options at a nominal exercise price. Refer to Item 9.E. of Form 20-F for guidance.

In response to the Staff’s comment, the Company has revised page 59 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that it will continue to update the relevant disclosure in the registration statement if and when new information becomes available.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Factors Affecting Our Results of Operations, page 70

5.                                      We note that you disclose the following information or key factors throughout your filing: the average daily time spent per active user on your mobile app; the number of active content creators; the number of video submissions; the percentage of PUG video views; the daily number of video views; the number of average monthly active users for mobile games; the monthly average time spent per device by your users; the number of monthly average visits per device of your users; the monthly active users who participated in social interactions; the official members who passed your membership exam; and the number of daily active live broadcasting hosts. These appear to be important measures of your operating performance. Please revise your disclosures to provide an enhanced quantitative and qualitative discussion and analyses of the changes in these metrics for each period presented or explain to us why you do not believe these metrics contribute meaningfully to understanding and evaluating your company. Please consider disclosing this information in tabular format in an appropriate section of the prospectus to provide context for investors. We refer you to Part I, Items 5A and 5D of Form 20-F and Section III.B of SEC Release 33-8350.

The Company respectfully advises the Staff that the Company discloses a series of operating data throughout the prospectus with an aim to present to investors various aspects of the Company’s business model and operations. However, the Company does not view all of such data as material factors directly affecting the Company’s financial performance and results of operations. Except those operating data currently discussed in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section, other operating data disclosed in the registration statement do not directly affect the Company’s results of operations and financial performance.

The Company has provided certain operating data to reflect the healthy development of its ecosystem and to depict important characteristics of its platform and user base, but these data do not link to or otherwise directly affect the line items in the Company’s results of operations. The Company will update the registration statement when more recent data become available, compare such data with those from previous periods if applicable, and include qualitative and quantitative analysis where appropriate. For example:

•                  The number of active content creators and the number of video submissions reflect the growing volume and healthy development of the Company’s content ecosystem, as indicated by the relevant qualitative disclosure presented together with such data in the registration statement.

•                  The Company uses daily number of video views to assess the size and growth of its user base, as well as user engagements. To support the relevant qualitative disclosure on fast growing user base and strong user engagement, the Company will update the registration statement when more recent data become available, and compare such data with that from the previous period.

•                  The Company presents monthly active users for mobile games in the prospectus to indicate the high user growth of its game content, as indicated by the relevant qualitative disclosure presented together with such data in the registration statement.

•                  The Company presents the average daily time spent per active user on mobile app and the monthly active users who participated in social interactions to highlight the level of user engagement and activeness on the Company’s platform and the community culture, each of which is an important strength to the Company.

•                  The percentage of PUG video views directly shows that PUG video is core to the Company’s content ecosystem.

•                  The number of official members who passed membership exam is a cumulative number that the Company uses to demonstrate its user loyalty and the unique community culture.

Moreover, the Company has also provided certain industry data from QuestMobile, i.e., the monthly average time spent per device and the number of monthly average visits per device, to support the disclosure on the Company’s industry position. The Company will update such data to the extent needed to support the disclosure on the Company’s industry position in the prospectus.

Further, the Company has revised page 112 of the Revised Draft Registration Statement to remove disclosure on the number of daily active live broadcasting hosts that the Company believes is immaterial to the Company.

User growth and engagement, page 70

6.                                      You state on page 71 that your revenues and results of operations depend on your ability to monetize your large user base, to convert more users to paying users and to increase the spending of your paying users. Please revise your table to provide the data for your paying users for each of the quarters presented and include an analysis of any trends or uncertainties. Refer to Item 5 of Form 20-F.

The Company respectfully advises the Staff that changes in monthly active users from quarter to quarter do not necessarily reflect trends in paying users. Across the Company’s platform, the number and spending of paying users may be affected by the nature and staggered timing of a variety of factors, such as launch of new mobile games, updates or in-game promotions of existing mobile games, introduction of new features in the live broadcasting program and introduction and updates of value-added services (VAS) features, as well as payment models of the various games and features. Therefore, the Company believes that it is not meaningful to assess fluctuations in paying users from quarter to quarter in correspondence with monthly active users.

Instead, the Company evaluates paying users for each annual or multi-quarter interim financial period and believes that this approach can accommodate seasonal and sporadic fluctuations and demonstrate the known trends more clearly. The Company has revised page 73 of the Revised Draft Registration Statement to include disclosure on paying users for each financial period presented in the registration statement, as well as trends in such data. The Company will update the relevant disclosure when the number of paying users for the full year ended December 31, 2017 becomes available.

Net Revenues, page 72

7.                                      You state that, as of September 30, 2017, you operated eight exclusively licensed mobile games and 38 games under non-exclusive arrangements. We note your disclosure on page 117 that you entered into joint operating agreements with game developers and distributors pursuant to which you were granted non-exclusive licenses to promote and distribute games on your platform. Please revise your disclosure to provide, if material, the percentage of your net revenues the 38 games under non-exclusive arrangements represent. Where applicable, also revise to provide the material terms of the joint operating agreements, including the term of the agreements.

The Company respectfully advises the Staff that the Company does not evaluate revenues from mobile games based on the operating arrangements of the games. As a content-based platform, the Company focuses on offering games suitable for  its user base and operating such games successfully, regardless of the type of operating arrangement. In 2015, 2016 and the first nine months of 2017, mobile games operated under joint operating arrangements accounted for 62.0%, 45.7% and 12.2% of the Company’s net revenues, respectively, while the Company’s net revenues grew from RMB131.0 million to RMB523.3 million and to RMB1,734.7 million in the corresponding periods. Meanwhile, the number of games under joint operating arrangements may fluctuate from period to period depending on the operating needs of the Company. The Company therefore does not deem such information to be material for investors to understand the Company’s operations.

In response to the Staff’s comment regarding material terms of joint operating agreements, the Company has revised page 74 of the Revised Draft Registration Statement.

Results of Operations, page 75

8.                                      We note that you operated eight exclusively licensed mobile games and thirty-eight games under nonexclusive arrangements as of September 30, 2017 and one self-developed game since August 2017. Please revise to disclose the number of games you operated for each period presented. This appears to be important information since you attribute the majority of the increase in your mobile game net revenues to the launch of more mobile games. We refer you to Section Part I, Items 5A and III.B.3 of SEC Release 33-8350.

The Company respectfully advises the Staff that mobile game net revenues for a certain period are mainly attributable to the launch and success of certain games that are popular among the Company’s user base, rather than the total number of mobile games operated, during such period. The Company has revised page 81 of the Revised Draft Registration Statement to clarify this point.

9.                                      We note from your disclosures on page 72 that your revenues from mobile games depend on the number of paying users and average revenue per paying user. We further note from your disclosures on page 16 that your business and operating results are dependent upon your ability to attract new players and retain existing players. Please tell us your consideration of providing enhanced quantitative and qualitative disclosures to explain how each of these factors impacted game monetization for each period presented and include an analysis of any trends or uncertainties. We refer you to Part I, Items 5A and 5D of Form 20-F and Section III.B of SEC Release 33-8350.

The Company respectfully advises the Staff that the Company measures paying users across its platform to evaluate its monetization efforts. The Company is a full-spectrum platform offering a content ecosystem of videos, live broadcasting, mobile games and other content. The Company does not evaluate a user’s paying behavior based on type of content, whether the user pays for mobile games, live broadcasting or VAS (which include payment for video content). Whereas the Company measures active users of mobile games in order to understand the growth drivers of its user base and to help procure suitable content that attracts and engages its users, the Company does not believe that the number of active users are closely correlated with the number of paying users. Moreover, the Company believes that revenues from mobile games are driven by how payment models of the games are designed and how the games are operated, including in-game campaigns and promotion events, which vary from game to game. Therefore, the Company does not believe that a breakdown for the number of mobile games paying users in addition to the existing disclosure and discussion of paying users provides additional material information.

10.                               We note that your net revenues from advertising increased by 221% from RMB18.9 million in 2015 to RMB60.7 million (US$8.8 million) in 2016. Please tell us your consideration of providing price and volume disclosures such as the number of paid clicks or impressions and average cost per click or per thousand views for each period presented and include an analysis of any trends or uncertainties. We refer you to Part I, Items 5A and 5D of Form 20-F and Section III.B of SEC Release 33-8350.

The Company respectfully advises the Staff that the Company provided only advertising charged based on display time during the periods presented, and launched performance-based advertising in December 2017. Therefore, the Company does not believe that the referenced price and volume disclosures are applicable in analyzing its advertising revenues in 2015 and 2016. The Company has revised pages 123 and 124 of the Revised Draft Registration Statement accordingly.

Gross loss, page 76

11.                               We note that you have a gross loss for each period presented. Please revise to disclose whether there is a minimum amount of revenue that you must generate in order to recover your costs or achieve gross profit. Clarify your disclosures to distinguish between those costs and expenses that are fixed and variable in nature. This information will allow investors to better assess the potential profitability of your business model.

The Company respectfully advises the Staff that the Company achieved gross profit in the first nine months of 2017. The Company has added disclosure in the Revised Draft Registration Statement to compare its financial results in the first nine months of 2017 against the same period of 2016, which will allow investors to understand how the Company achieved gross profit. The Company will update the relevant disclosure in the registration statement when financial statements and other financial information for the full year ended December 31, 2017 become available.

Liquidity and Capital Resources, page 79

12.                               We note that you believe that your current cash and cash equivalents and your anticipated cash flows from operations and the net proceeds from this offering will be sufficient to meet your anticipated working capital requirements and capital expenditures for the 12 months following this offering. Please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources without regard to the proceeds you expect to receive from the offering. We refer you to Part I, Item 5B of Form 20-F and Section IV. of SEC Release 33-8350.

In response to the Staff’s comment, the Company has revised the disclosure on page 85 of the Revised Draft Registration Statement.

Critical Accounting Policies and Estimates

Revenue Recognition, page 83

13.                               We note that the Group considers the average period that players typically play the games and other game player behavior patterns, as well as various other factors to arrive at the best estimates for the estimated playing period of the paying players for each game, usually from 3-6 months. Please revise to describe in greater detail the significant estimates and assumptions that you make in determining the average playing period that paying players typically play your games. In addition, tell us whether you have made any changes in your estimates and if so, the impact on revenues for each period presented. We refer you to Section V of SEC Release No. 33-8350.

The Company respectfully advises the Staff that the Company examines the playing patterns demonstrated by paying users of its major games for the financial years presented. Based on the Company’s analysis, the estimated average playing lifespan for paying users is approximately three to six months, and this estimate has been consistent since the Company’s initial analysis. No change has been made in such estimate during any of the periods presented.

To compute the estimated average playing lifespan for paying users, the Company considers the initial purchase date as the starting point of a user’s playing lifespan. The Company views the group of paying users who made their initial purchase during each 10-day interval as a cohort, and tracks them by cohort to understand the number of paying users from each cohort who played the game after the initial purchase. To determine the ending point of a paying user’s lifespan beyond the date for which observable data are available, the Company extrapolates the actual observed attrition rate to arrive at an estimated weighted average playing lifespan for paying users of the selected games.

In response to the Staff’s comment, the Company has updated the policy on page F-26 of the Revised Draft Registration Statement accordingly.

Share-based compensation expenses, page 85

14.                               Please tell us your consideration of disclosing the estimated fair value of your ordinary shares through the date of the filing. In addition, please revise to disclose that the estimates will not be necessary to determine the fair value of new awards once the underlying ADSs begin trading.

The Company has revised the registration statement to update disclosure on the estimated fair value of its ordinary shares through the date of this letter. The Company respectfully advises the Staff that it will update the relevant disclosure in the registration statement if and when new information becomes available. Further, the Company has revised the disclosure on page 93 of the Revised Draft Registration Statement to state that the estimates will not be necessary to determine the fair value of new awards once the underlying ADSs begin trading.

Principal Shareholders, page 148

15.                               We note that your existing officers, directors and principal stockholders currently own a significant portion of your ordinary shares. Please clarify whether the company will be a “controlled company” under the definition of the applicable stock exchange after the offering and provide appropriate disclosure on the prospectus cover page, prospectus summary and risk factors to the extent appropriate.

The Company acknowledges the Staff’s comment. The Company will have clearer understanding of its post-offering share capital and voting structure at a later stage of the offering. The Company undertakes to revise the registration statement to provide appropriate disclosure if the Company expects to be a “controlled company” under the definition of the applicable stock exchange after the offering.

16.                               We refer to your disclosure on page 151. Please revise to provide the remaining disclosure required by Item 7.A. of Form 20-F, including whether any significant change in the percent ownership held by any of your major shareholder has occurred in the past three years, and whether the major shareholders have different voting rights, or provide an appropriate negative statement.

The Company respectfully advises the Staff that the Company has disclosed historical changes in its shareholding for the past three years under the section captioned “Description of Share Capital—History of Securities Issuances”. The Company has added a cross reference to such section on page 158 of the Revised Draft Registration Statement.

The Company will have clearer understanding of its post-offering share capital and voting structure at a later stage of the offering. The Company undertakes to revise the registration statement to provide appropriate disclosure on whether any major shareholders have different post-offering voting rights, or provide an appropriate negative statement.

Underwriting

Relationships, page 186

17.                               You state that you may have engaged certain of the underwriters and their respective affiliates in a variety of activities. If any of the underwriters has had a material relationship with you, please revise to identify the underwriter(s) and describe the nature and terms of the relationship. Refer to Item 9.B. of Form 20-F.

The Company respectfully advises the Staff that the Company is not aware of any financial advisory and investment banking services that the underwriters or their affiliates have provided to the Company (except in connection with the offering). The Company is not aware of any other material relationship between the underwriters or their affiliates and the Company.

As a result, the Company believes it has disclosed all material relationships with the underwriters and their affiliates. The remainder of the relevant language in the registration statement is intended to indicate that the Company may engage the underwriters or their affiliates to perform such activities and services in the future. The Company has revised page 193 of the Revised Draft Registration Statement accordingly.

Consolidated Financial Statements

Note 2. Significant Accounting Policies

j) Intangible assets, net, page F-24

18.                               Your disclosures appear to indicate that you are applying the guidance in ASC 920 to capitalize licensed copyrights of video content. Please clarify the terms and conditions associated with your arrangements to license copyrights of video content. Describe whether there are any variable fees associated with these arrangements.

The Company respectfully advises the Staff that under the Company’s typical license agreements for copyrights of video content, the Company holds the copyrights for a specified license period, to broadcast the content on its own platform, and to sub-license the underlying content to third parties if such content is exclusively licensed to the Company. License fees are typically paid in installments of fixed amounts in accordance with the applicable license agreement. There are no variable fees associated with these arrangements, and the license fees are capitalized at the amount known in accordance with the license agreements.

m) Revenue recognition, page F-26

19.                               We note that the Group records revenue generated from exclusive licensed mobile games on a gross basis as the Group is acting as the principal to fulfill all obligations related to the mobile game operation. We further note that the Group records the game publishing service revenue net of amounts paid to the game developers. Please clarify the terms of these revenue arrangements and provide a detailed analysis that supports your presentation taking into consideration all of the factors outlined in ASC 605-45-45.

The Company respectfully advises the Staff that the Company distributes games on Apple’s App Store and other third-party platforms. Through such platforms, game players can download the free-to-play games and pay to acquire virtual currencies, which can be redeemed in the games for in-game virtual items.

For games developed by third parties, the fulfillment of the online mobile game services requires the cooperation of the Company, the game developer and the platforms. The Company analyzed the party who acts as principal in providing the mobile game services in different context and below please find a summary:

Gross or net analysis under ASC 605-45	Operations of Exclusively-Distributed Games		Operations of Jointly Operated Games
Indicators of Gross Revenue Reporting	Yes, No, N/A, Some, Neutral	Analysis	Yes, No, N/A, Some, Neutral	Analysis
1. The Entity Is the Primary Obligor in the Arrangement	Yes

The Company considered that the responsibilities of the Company outweigh those of others and deemed the Company as the primarily obligor in providing online mobile game services to the end-users based on the following considerations:

•                  As the exclusive operator, the Company’s version of exclusive games is the only version published on the mainland China market. The Company is responsible for promoting games via various platforms. Game servers are maintained and hosted by the Company. The Company is solely responsible for all claims in the event that any of the game servers is down and players cannot play the game.

•      The Company is responsible for customer service, in the form of a game forum developed by the Company. Game developers do not provide any customer facing services, but only technical support per requests by the Company.

•                  Once game development is completed and the necessary programs, promotion materials and related documents are delivered, the Company takes full responsibilities for game operations, including maintenance, marketing and any necessary version change for end-users.

No

For each of the jointly operated games, the Company considered that the responsibilities of the developer outweigh those of others and deemed the developer to be the primarily obligor in providing such online mobile game services to the end-users based on the following considerations:

•                  Game severs are maintained by the developer, who is hosting the game. If any game server is down and players cannot play the game, the game developer is held responsible. The developer is responsible for the fulfillment of orders for virtual items. The Company is only responsible for promoting the game via various online or offline channels.

•                  In terms of customer service, end users can choose either the hotline in the game operated by the developer, or the forum developed by the Company. While the Company provides some customer support through the forum, it is not obligated to provide such customer support.

2. The Entity Has General Inventory Risk— Before Customer Order Is Placed or Upon Customer Return	Yes	The Company is required to pay royalty fees or up-front advances, which are recoupable against future revenue sharing, but not refundable.	No

The Company is not required to pay royalty fees or up-front advances to the game developer. The Company does incur marketing and promotion costs up-front for the publishing and distribution of the game.

3. The Entity Has Latitude in Establishing Price	Yes

The Company has the right to determine, in its sole discretion, the pricing of in-game virtual items and other products, and whether to issue, modify or cancel in-game virtual items or virtual currencies.

No

The Company does not have latitude in establishing the prices. The game developer has discretion in establishing prices for the virtual items.
The Company only earns a pre-determined sharing based on the total collections from customers.

4. The Entity Changes the Product or Performs Part of the Service *	Yes

As the exclusive operator, the Company develops and operates end-user forums which provide game playing tips, game related information, and customer support, as stipulated in the exclusive operation agreements to be the Company’s obligation. In addition, the Company’s game operation team plays a leading role in enhancing end-users’ in-game experience, and promoting consumption of in-game items, via in-game events and promotions. The game servers are hosted by the Company, so the Company can directly launch and operate in-game promotion activities, send out free gifts, and manage end-users accounts.
Further, the Company retains the rights to make changes to game specifications.

			No	The Company does not have the right to make changes to the game, except for requesting the game developer to make technical changes to ensure the application is fully compatible with the platforms.

5. The Entity Has Discretion in Supplier Selection	N/A

As an operator, the Company has discretion in selecting mobile games, developers, payment processing vendors and distribution platforms with which it can enter into exclusive operation agreements. However, the Company is not able select suppliers based on customer requirements because one game is typically only offered by one supplier. Therefore, this indicator is not applicable.

			N/A	Only non-exclusive rights are granted to the Company to operate the game. As a result, the game developer may select other platform(s) rather than the Company to operate its game.
6. The Entity Is Involved in the Determination of Product or Service Specifications	Yes

The Company retains the rights to make changes to game specifications, including but not limited to adding new items, tasks and themes, based on market trends, applicable PRC regulations and end-user feedback. The Company also has discretion in determining the nature of promotion activities.

			No	The Company does not have discretion to decide game content.
7. The Entity Has Physical Loss Inventory Risk—After Customer Order or During Shipping	N/A	Given the nature of the product, title transfers to end-users in real time. As such, no physical loss inventory risk exists	N/A	This analysis is the same as that for the exclusive games.

8. The Entity Has Credit Risk	Neutral

The Company is required to pay game developers certain amounts collected from end-users. If sufficient amounts are not collected, both the Company and the game developers will suffer related losses. Thus, credit risk is borne by both the Company and the game developers on their respective share of revenue earned.

		Neutral	This analysis is the same as that for the exclusive games.
Conclusion

Based on the assessment above, the results show a mixture of indications with more weight towards gross reporting for the arrangement. The Company has concluded that the Company is acting as a principal in providing mobile game services to end-users. Therefore, the Company should report revenue generated from exclusive game operations on a gross basis.

Based on the above analysis, the Company has concluded that it is not the principal in providing publishing, promotion and distribution services, and the Company should report revenue on a net basis.

20.                               Please clarify whether you offer both consumable and time-based in-game virtual items in connection with your mobile game services. In addition, tell us the portion of each of these items purchased in the most recent fiscal year ending. In this regard, explain why you believe an implied obligations exists and the obligation is basis for revenue attribution.

The Company respectfully advises the Staff that the Company sells both consumable and time-based in-game virtual items (permanent items). The Company’s mobile game revenues are substantially generated from permanent in-game virtual items, whereas revenues from consumable in-game virtual items have been immaterial during the periods presented.

Permanent in-game virtual items such as characters, warships, costumes of characters, camouflage for warships or other accessories to enhance game-playing experience remain in the game for as long as the player continues to play. The Company believes that this represents an implied service obligation to provide services including game hosting services, displaying the purchased virtual items, customer service, and game enhancements over the paying users’ lives. Accordingly, the Company recognizes revenues from the delivery of permanent in-game virtual items over the estimated average playing period of paying players.

21.                               We note from your disclosures on page 22 that you depend on the billing and payment systems of third parties such as online third-party payment processors to maintain accurate records of payments of sales proceeds by paying users and collect such payments. Please clarify your disclosures that indicate you receive periodic statements from these third parties which indicate the aggregate amount of fees that were charged to paying users of your products and services. Please describe how the timeliness of this evidence impacts when you recognize revenues.

The Company respectfully advises the Staff that the Company estimates revenues from mobile game, live broadcasting and other valued added service from the third-party payment processors in the current period when reasonable estimates of payment amounts can be made. The processors provide reliable interim preliminary reporting within a reasonable time frame following the end of each month and the Company maintains records of sales data, both of which allow the Company to make reasonable estimates of revenues and therefore recognize revenue during the reporting period. The determination of an appropriate amount to be recognized as revenue involves judgments and estimates that the Company believes are reasonable, but actual results may differ from the Company’s estimates. When the Company receives the final reports, to the extent not received within a reasonable time frame following the end of each month, the Company records the differences between estimated revenue and actual revenue in the reporting period when the Company determines the actual payment amounts. Revenues on the final revenue reports have not differed significantly from reported revenues for the periods presented.

In response to the Staff’s comment, the Company updated the policy on page F-28 of the Revised Draft Registration Statement accordingly.

22.                               We note that your advertising service contracts may consist of multiple elements and such elements generally represent different formats of advertisement, including but not limited to banners, text-links, videos, logos, buttons and rich media. Please clarify your disclosures that indicate each element is time-based and the service period of the element is usually within three months. In this respect, we note from your disclosures on page 118 that brand advertiser fees are generally are determined on the basis of the cost per thousand views or the cost per day, and for small and medium-sized advertisers fees are generally determined on a cost-per-click basis. Explain why revenue is recognized over the service period instead of based on per view or click basis.

The Company respectfully advises the Staff that the Company provided only advertising charged based on display time during the periods presented, and launched performance-based advertising in December 2017. Accordingly, the Company has revised pages 123 and 124 of the Revised Draft Registration Statement accordingly.

23.                               We note that the Group operates a live broadcasting channel and the associated revenues derived from the sale of virtual items are recorded on a gross basis as the Group acts as the principal to fulfill all obligations related to the sale of virtual items. Please clarify the terms of these revenue arrangements and provide an analysis that supports your presentation taking into consideration all of the factors outlined in ASC 605-45-45.

The Company respectfully advises the Staff that the Company acts as a principal in the sales of virtual items for revenues from live broadcasting services. The Company analyzed the party that acts as a principal in providing the live broadcasting services to end-users in different context, and below please find a summary:

Gross or net analysis under ASC 605-45	Live Broadcasting
Indicators of Gross Revenue Reporting	Yes, No, N/A, Some, Neutral	Analysis
1. The Entity Is the Primary Obligor in the Arrangement	Yes

The Company considered that the responsibilities of the Company outweigh those of others and deemed the Company as the primarily obligor in providing live broadcasting services to end-users based on the following considerations:

•                  The Company operates a self-developed live broadcasting program, which can be accessed from its websites or mobile application. The Company creates and sells virtual items to users. Users purchase consumable virtual items from the Company to present their support for live broadcasting hosts.

•                  The Company is responsible for maintaining the operation of the program and for offering the virtual items to users to be used in the program. All virtual items are created, designed and sold by the Company.

•                  The Company provides the hosts with an allocation of revenues generated from the virtual items sold at the Company’s discretion.

•                  Each user must register with the Company to purchase virtual items and the Company is obligated to maintain the program and provide services in the program in order to attract users to purchase virtual items.

2. The Entity Has General Inventory Risk— Before Customer Order Is Placed or Upon Customer Return	N/A	Not applicable. The Company is not required to make up-front payments to hosts.
3. The Entity Has Latitude in Establishing Price	Yes

The Company has sole discretion in pricing the virtual items. In addition, the Company has latitude in establishing the amount of compensation that hosts receive in connection with the virtual items sold.

4. The Entity Changes the Product or Performs Part of the Service	Yes

The Company is solely responsible for designing and developing virtual items sold to users. In addition, the Company is responsible for maintaining the program, promoting the program, and attracting traffic to the program by attracting hosts to provide various genres of live broadcasting in the program. Therefore, the Company essentially changes the product and performs all significant parts of the services in the live broadcasting program.

5. The Entity Has Discretion in Supplier Selection	Yes	The Company creates the virtual items, and has the discretion to hire hosts during the production and operation process.
6. The Entity Is Involved in the Determination of Product or Service Specifications	Yes	Please refer to the analysis of the 4th factor above.
7. The Entity Has Physical Loss Inventory Risk—After Customer Order or During Shipping	N/A	Not applicable.
8. The Entity Has Credit Risk	Yes

The Company is responsible for collecting proceeds from users. Based on the terms of the agreements with the hosts, the Company shares a certain portion of revenues from the virtual items sold with the hosts for the live broadcasting they provided. If sufficient amounts are not collected, only the Company will suffer related losses. Thus, credit risk is borne by the Company.

Conclusion

Based on the assessment above, the Company has concluded that the Company is acting as a principal in providing live broadcasting services to end-users. Therefore, the Company should report revenue generated from live broadcasting on a gross basis.

24.                               We note that the virtual items sold by the Group in connection with the live broadcasting channel are comprised of either (1) consumable items or (2) time-based item, such as privilege titles etc. Describe any estimates and assumptions that you consider in differentiating between revenues attributable to consumable and time-based in-game virtual items. Quantify the amount of revenues attributable to consumable and time-based items for each period presented.

The Company respectfully advises the Staff that consumable items, such as storms and fireworks, provide users with benefits that are consumed through specific actions, after which such items are no longer available for re-use in the future. Because the consumable items are consumed and delivered to hosts simultaneously, the Company does not have further obligations to the users after such items are consumed and revenue is recognized when the items are consumed.

Time-based items in the live broadcasting program are only referring to privilege titles which enable users to enjoy privileges over a certain period ranged from a month to a year. Revenue is recognized ratably over the applicable period for the privileges.

The Company further advises the Staff that revenues of RMB6.2 million, RMB79.7 million and RMB119.5 million were recognized for consumable items of live broadcasting services in 2015, 2016 and the first nine months of 2017, respectively. Revenues of nil, RMB2.2 million and RMB3.3 million were recognized for time-based items of live broadcasting services in 2015, 2016 and the first nine months of 2017, respectively.

25.                               Please clarify your disclosures that indicate other VAS includes sales of virtual items for video that is recognized on item basis, which is consistent with the revenue recognition of live broadcasting.

The Company respectfully advises the Staff that the other VAS include sales of virtual items for video content and membership subscription. Users purchase virtual items to show support for video content. Similar to live broadcasting, consumable items provide users with benefits that are consumed through specific actions, after which such items are no longer available for re-use in the future. As consumable items are consumed and delivered for video content simultaneously, revenue is recognized when such items are consumed.

26.                               We note from your disclosures on page 117 that users can use “B-coins” to purchase virtual items on your live broadcasting program and other parts of your platform, and also send the virtual items to their favorite content creators to show appreciation and provide them with monetary rewards. Please explain how you recognize revenues associated with these B-coin arrangements and describe the relative terms and conditions of such arrangements. Tell us the amount of revenues recognized in connection with B-coin arrangements for each period presented.

The Company respectfully advises the Staff that “B-coins” acts as a virtual currency only for live broadcasting and VAS. Virtual items in live broadcasting and VAS can only be purchased using “B-coins”. The receipt of cash from “B-coins” is initially recorded as deferred revenue when users purchase “B-coins”. For consumable items, revenue is recognized immediately when users consume such items. Revenue is recognized ratably over the period of service rendered if users use “B-coins” to purchase time-based items.

Deferred revenue of RMB0.5 million, RMB6.3 million and RMB3.3 million was recognized for unused “B-coins” as of December 31, 2015 and 2016, and as of September 30, 2017, respectively.

r) Share-based compensation, page F-30

27.                               We note that for share options granted with a service condition and the occurrence of an initial public offering as a performance condition, cumulative share-based compensation expenses for the options that have satisfied the service condition will be recorded upon the completion of the initial public offering. Please revise to disclose the amount of cumulative share-based compensation that will be recorded upon the completion of the initial public offering.

In response to the Staff’s comment, the Company has revised the disclosure on page F-51 of the Revised Draft Registration Statement.

Note 3. Concentrations and Risks

d) Mobile games, page F-37

28.                               We note that the Group derived a combined total of 66% and 65% of its mobile game revenues for the years ended December 31, 2015 and 2016, respectively, from several of its licensed mobile games, mainly including Fate/Grand Order (“FGO”) and Yume-100. Please tell us the amount of mobile game revenues attributable to Yume-100 and clarify whether any other game besides FGO represents more than 10% of your mobile game revenues for any period presented.

The Company respectfully advises the Staff that although a number of license games collectively represented more than 10% of its mobile game revenue for the periods presented, the Company has considered ASC 275-10-50-16 through 50-22 and concluded that revenues generated from mobile game on a combined basis do not present a vulnerability that is required to be disclosed. Specifically, the Company disclosed the contribution of FGO as sample. In response to the Staff’s comment, the Company has clarified disclosure on the concentration of mobile game revenues on page F-37 of the Revised Draft Registration Statement.

Note 6. Short-term Investments, page F-38

29.                               We note that the Group’s short-term investments consist of wealth management products and investments in money market funds as of December 31, 2016 and 2015. Please clarify the nature and terms of your wealth management products for each period presented.

The Company respectfully advises the Staff that wealth management products mainly include investments in financial instruments with variable interest rates indexed to performance of underlying assets and investments.

As disclosed on page F-31 of the Revised Draft Registration Statement, note 2(t), in accordance with ASC 825, for investments in financial instruments with variable interest rates indexed to performance of underlying assets, the Company elected the fair value method at the date of initial recognition and carried these investments at fair value. Changes in the fair value are reflected in the consolidated statements of operations and comprehensive loss as other income / (expenses).

10. Long-term Investments, page F-40

30.                               Please describe in greater detail the nature of your equity investments in privately held companies. Revise to explain why you did not disclose the fair value of these cost method investments. We refer you to ASC 825-10-50-16 to 50-19.

The Company respectfully advises the Staff that all these long-term investments are individually not significant. The Company has revised page F-31 of the Revised Draft Registration Statement to present more details of the nature of the investees.

The Company further advises the Staff that it is not practicable to estimate the fair value of its cost-method investments for which a quoted market price is not available due to both excessive cost as well as due to the lack of available information on fair value of such investments. Specifically, many of the investees are start-up companies in China and operate in emerging industries for which the Company has not been able to obtain sufficiently pertinent information to estimate their fair values.

Valuation methods to estimate the fair value of such investments are complex and either require the use of the market approach and the identification of appropriate benchmark or the use of the income approach and the need to obtain financial information from the investee. Additionally, the Company has also considered ASC 825-10-50-16 and ASC-10-50-19 and determined that as the majority of the individual investees differ from each other, it was not practicable to estimate the fair value of the cost-method investments on a portfolio basis, or to only estimate the fair value of a subset of the cost-method investments.

Note 19. Share-based Compensation, page F-50

(b) Valuation assumptions, page F-51

31.                               Please revise to disclose the methods used to determine expected volatility; weighted-average volatility, expected dividends, expected term and the risk-free rate for each period presented. We refer you to ASC 718-10-50-2(f).

In response to the Staff’s comment, the Company has revised the disclosure on page F-50 of the Draft Revised Registration Statement.

Note 23. Segment Information, page F-55

32.                               Please revise to disclose the amount of long-lived assets from your country of domicile. In addition, clarify whether the amount of long-lived assets attributable to any individual foreign country is material. Refer to ASC 280-10-50-41.

The Company respectfully advises the Staff that the Company’s long-lived assets are substantially all located in China, and the amount of long-lived assets attributable to any other individual country is not material. In response to the Staff’s comment, the Company has revised the disclosure on page F-55 of the Draft Revised Registration Statement.

General

33.                               Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff’s comment. The Company undertakes that if any written communication as defined in Rule 405 under the Securities Act in reliance on Section 5(d) of the Securities Act of 1933, as amended, is presented to potential investors, the Company will provide the Staff with a copy of the written communication on a confidential, supplemental basis.

34.                               Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

The Company will supplementally provide the Staff with copies of the graphics or artwork it intends to use in the prospectus.

Verbal comments on January 19, 2018

1.                                      For the last paragraph in the Business Overview section on page 2 and elsewhere in the prospectus where similar disclosure is made, please also include U.S. Dollar translation for the 2015 financial data.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 72 and 105 of the Revised Draft Registration Statement.

2.                                      Please revise the disclosure on page 7 of the of the prospectus (through footnote or otherwise) to clarify that the number of ordinary shares that will be outstanding immediately after the completion of the offering assumes the conversion, on a one-for-one basis, of all outstanding preferred shares into ordinary shares immediately upon the completion of this offering.

In response to the Staff’s comment, the Company has revised the disclosure on page 7 of the Revised Draft Registration Statement.

3.                                      Please revise the disclosure on page 1 to include the issuance date of the iResearch Report.

In response to the Staff’s comment, the Company has revised the disclosure on page 1 of the Revised Draft Registration Statement.

4.                                      Please revise to clarify the extent to which the statements in the Taxation section represent the opinion of counsel.  In this regard, we note that your Cayman Islands and PRC tax opinions will be filed as exhibits.  If your summary discussions of material U.S. tax considerations are also based on an opinion of counsel, please identify counsel and file the opinion and consent as exhibits.  Refer to Item 8.a of Form F-1 and Item 601(b)(8) of Regulation S-K.

The Company respectfully advises the Staff that the statements in “U.S. Federal Income Tax Considerations” do not represent the opinion of counsel.  Pursuant to Section III. A of Staff Legal Bulletin No. 19 (Oct. 14, 2011), a U.S. tax opinion is not required with respect to this type of offering as the proposed offering does not involve significant tax benefits or tax consequences that are so unusual or complex that investors would need the benefit of an expert’s opinion in order to make an informed investment decision.  See Section III. A.2 of the Staff Legal Bulletin No. 19.  The only potentially complex U.S. tax consideration with respect to the offering relates to the passive foreign investment company (“PFIC”) status of the Company.  As noted in our PFIC discussion contained in the Draft Registration Statement, determination of the PFIC-status is a fact-intensive inquiry made at the end of each particular year and thus cannot be determined in advance.

*              *              *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Geoffrey Wang, the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86 10-6533-2928 or via email at geoffrey.wang@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures.

cc:	Rui Chen, Chairman of the Board of Directors and Chief Executive Officer, Bilibili Inc.
Ni Li, Chief Operating Officer, Bilibili Inc.
Xin Fan, Chief Financial Officer, Bilibili Inc.
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Geoffrey Wang, Partner, PricewaterhouseCoopers Zhong Tian LLP
Allen Wang, Esq., Partner, Latham & Watkins